Exhibit 4. Organizational Structure
Exhibit 4-1: Organization Chart

(Effective on June 1, 2019)



JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-2: Organization/ Responsibilities

Department/ Division	Area of Responsibility	Head of Department/ Division/ Group
Internal Audit Division	Internal audit for all Departments, divisions and groups of the company	Division Manager/ Tetsuya Yamamoto
Compliance Management Division	Assistance to the Chief Compliance Officer	Division Manager/ Koichi Fujimoto
Rating Planning Dept.	Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings	General Manager, Head/ Kenji Sumitani
Rating Administration Dept.	Providing administrative services to rating-related Committees and rating operations	General Manager, Head/ Kenji Sumitani
Hybrid Finance Division	Assisting other rating Departments' rating operations concerning evaluation of hybrid financial instruments	Division Manager/ Kiichi Sugiura
Financial Institution Rating Dept.	Rating operations on financial institutions, Research and study on the financial industry, Management of Public Sector Group	General Manager, Head/ Shozo Matsumura
Public Sector Rating Division	Rating operations on the public sector, Research and studies on the public sector	Division Manager/ Atsushi Kato
Corporate Rating Dept. I	Rating operations for residents (mainly non-manufacturing), Management of Medical & Educational Institution Rating Division	General Manager, Head/ Mikiya Kubota
Medical & Educational Institution Rating Division	Rating operations on medical and educational institutions	Division Manager/ Shigenobu Tonomura
Corporate Rating Dept. II	Rating operations for residents (mainly manufacturing), Management of SME Rating Division	General Manager, Head/ Hiroyuki Chikusa
SME Rating Division	Rating operations on small and medium sized enterprises (SMEs)	Division Manager/ Hiroyuki Chikusa
Structured Finance Dept.	Rating operations for structured finance , Research and study on the structured finance, Management of Asset Backed Securitization Division and Real Estate & REIT Division.	General Manager, Head/ Shozo Matsumura
Asset Backed Securitization Division	Rating operations for Asset Backed Securitization, Research and study on the Asset Backed Securitization.	Division Manager/ Hideyuki Syoji
Real Estate & REIT Division	Rating operations for Real Estate & J-REIT, Research and study on the Real Estate & J-REIT.	Division Manager/ Takanori Akiyama
Project & Asset Finance Division	Rating operations for project finance, asset finance, domestic and cross boarder syndicated loan, etc., Research and study on the project finance, asset finance, domestic and cross boarder syndicated loan, etc.	Division Manager/ Kiichi Sugiura
International Dept.	Rating operations for non-resident entities	General Manager, Head/ Atsushi Masuda
Sustainable Finance Evaluation Dept.	Evaluating Green bonds and other ESG factors, Research and study on Green bond, ESG and other related issues	General Manager, Head/ Atsuko Kajiwara
Information Services Dept.	Providing rating information, planning, editing, publication, and selling of published matters issued by the Company	General Manager, Head/ Shoji Yamamoto
Translation Division	English translation of published matters and in-house documents	Division Manager/ Shoji Yamamoto
Relationship Management Dept.	Promotion of rating business for specific bonds and other bonds, Promotion of business, such as consignment research and studies and other items, Planning related to fees and handling charges, such as rating fees and others	General Manager, Head/ Kazuhiro Hatano
Strategic Marketing Dept.	Strategic planning and promotion of new areas and products including project finance, asset finance, domestic and cross boarder syndicated loans etc.	General Manager, Head/ Fumihiro Honda
Corporate Management & Planning Dept.	Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting, Items related education and training of employees	General Manager, Head/ Yoshinori Namioka
Financial Technology Division	Planning of items related to systems for rating	Division Manager/ Hiroyuki Ikeuchi
Research Division	Research and study on politic, economic and financial situation in and outside Japan	Division Manager/ Koichi Tajima

(Effective on June 17, 2019)

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-3:
Directors' Areas/Departments of Responsibilities

Director	Areas/Departments of Responsibilities
Shokichi Takagi President	Overall
Takuro Shimada Managing Director	Ratings Matters directly requested from the President
Haruki Iinuma Director	Outside Director
Shigeo Kusuoka Director	Outside Director
Kiichiro Masui Director	Outside Director
Akihiro Miki Director	Outside Director

Executive Officers' Areas/Departments of Responsibilities

Executive Officer	Areas/Departments of Responsibilities
Shozo Matsumura Managing Executive Officer	Rating Departments Financial Institution Rating Department (as a General Manager, Head) Structured Finance Department (as a General Manager, Head) Matters directly requested from the President
Kazuhiro Hatano Managing Executive Officer	Relationship Management Department (as a General Manager, Head) Strategic Marketing Department Matters directly requested from the President
Yoshinori Namioka Executive Officer	Sustainable Finance Evaluation Department Information Services Department Corporate Management & Planning Department (as a General Manager, Head) Matters directly requested from the President

(Effective on June 17, 2019)

JCR does not register the class of asset backed securities as a NRSRO ratings.